UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

under

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS

(Name of subject company)

AVENTIS

(Name of person filing statement)

Ordinary Shares

nominal value 3.82 Euros per Ordinary Share

(Title of class of securities)

053561106

(CUSIP Number of class of securities)

Patrick Langlois

Chief Financial Officer

67917 Strasbourg CEDEX 9

FRANCE

(011) (33) 3 88 99 11 00

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person filing statement)

Copies to:

Richard A. Pollack Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	George J. Sampas Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom (011) (4420)7959-8900

☒ Check the box if the filing relates solely to preliminary

communications made before the commencement of a tender offer.

The following advertisements were made available on the internal and external website of Aventis (the “Company” or “Aventis”).

Aventis shareholders are urged to read Aventis’ Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov.

Warning!

This medication is harmful

to Aventis employees

and shareholders.

Contra-indication N°1

Warning!

This medication

may cause severe

destruction of value.

Sanofi-Synthélabo is essentially asking Aventis shareholders to trade in their Aventis shares for Sanofi-Synthélabo shares.

But the patent that Sanofi-Synthélabo holds on Plavix®, its leading product, is currently being challenged in a US court.

Should the decision be unfavourable to Sanofi-Synthélabo, certain analysts believe that its share price could lose up to a third of its value.

Why should Aventis shareholders have to take such a risk?

Other unwelcome effects:

-   they can seriously stunt growth

-   they can generate brutal job losses

This is a reason why the Management Board and the Supervisory Board of Aventis as well as the Group's Employee Shareholder Association all recommend that Aventis shareholders reject Sanofi-Synthélabo's hostile bid.

You may seek further advice and order free of charge a comprehensive copy of Aventis’s response to Sanofi-Synthelabo’s hostile bid by dialling toll-free 00 800 40 53 43 40 or downloading the document at www.aventis.com

www.aventis.com

Contra-indication N°2

Warning!

This medication

can seriously stunt growth.

From 2005 onwards, Aventis sales growth should accelerate with the planned launch of its new products (Ketek® in the US, Apidra®, GenasenseTM, Sculptra®, Menactra® and Alvesco®).

On the other hand, Sanofi-Synthélabo's growth may be strongly affected by the potential loss of the patents on the two main products that currently represent 43% of its developed sales.

Why should Aventis employees and shareholders have to take such a risk?

Other unwelcome effects:

-   they can generate brutal job losses

-   they may cause severe destruction of value

This is a reason why the Management Board and the Supervisory Board of Aventis as well as the Group's Employee Shareholder Association all recommend that Aventis shareholders reject Sanofi-Synthélabo's hostile bid.

You may seek further advice and order free of charge a comprehensive copy of Aventis’s response to Sanofi-Synthelabo’s hostile bid by dialling toll-free 00 800 40 53 43 40 or downloading the document at www.aventis.com

www.aventis.com

Contra-indication N°3

Warning!

This medication can generate

brutal job losses.

Through an Aventis acquisition, Sanofi-Synthélabo promises to achieve more than one billion euros in annual cost savings before tax by 2006.

With over 40,000 employees, France and Germany would account for 40% of the combined company's workforce and could expect to end up paying the largest tribute to such a programme.
Why should Aventis employees have to endure such a risk?

Other unwelcome effects:

-   they may cause severe destruction of value

-   they can seriously stunt growth

This is a reason why the Management Board and the Supervisory Board of Aventis as well as the Group's Employee Shareholder Association all recommend that Aventis shareholders reject Sanofi-Synthélabo's hostile bid.

You may seek further advice and order free of charge a comprehensive copy of Aventis’s response to Sanofi-Synthélabo’s hostile bid by dialling toll-free 00 800 40 53 43 40 or downloading the document at www.aventis.com

www.aventis.com